NATIONWIDE S&P 500 INDEX FUND
                                (CLASS Y SHARES)

                       Supplement dated December 29, 1999
                      to Prospectus dated November 2, 1998
                        as Supplemented September 1, 1999

         The capitalized terms used in this supplement have the same meaning as defined in the Prospectus.

         Effective   December  29,  1999,   Fund  Asset   Management,   L.P.,  a
wholly-owned, indirect subsidiary of Merrill Lynch & Co., Inc. ("FAM"), replaced The Dreyfus Corporation as subadviser for the Fund.

         The  third  sentence  in  the  second   paragraph   under  the  heading
"INVESTMENT OBJECTIVE AND POLICIES" on page 3 of the Prospectus is deleted in its entirety and is replaced with the following:

         The Fund employs a "passive" management approach, attempting to invest in a portfolio of assets whose performance is expected to match approximately the performance of the S&P 500. The Fund invests in a statistically selected sample of stocks included in the S&P 500 and in derivative instruments linked to the S&P 500 and invests at least 80% of its assets in securities or other financial instruments in, or correlated with, the S&P 500. The Fund may not invest in all of the common stocks in the S&P 500, or in the same weightings as in the S&P
         500. The Fund chooses investments so that the market capitalizations, industry weightings and other fundamental characteristics of the stocks and derivative instruments chosen are similar to the S&P 500 as a whole.

         The fourth and fifth paragraphs under the heading "INVESTMENT OBJECTIVE AND POLICIES" on page 3 of the Prospectus are deleted in their entirety.

         The second sentence in the paragraph under the heading "MANAGEMENT OF THE FUND" on page 4 of the Prospectus is amended to read as follows: "The Adviser has selected Fund Asset Management, L.P. to be the subadviser (the 'Subadviser') of the Fund."

         The last sentence in the fourth paragraph under the heading "MANAGEMENT OF THE TRUST - Management of the Fund - The Adviser" on page 7 of the Prospectus is amended to read as follows: "The Fund pays the Adviser a fee at the annual rate of 0.13% of the Fund's average daily net assets up to $1.5 billion, 0.12% of the Fund's average daily net assets of $1.5 billion up to $3 billion, and 0.11% of the Fund's average daily net assets of $3 billion or more."

         The fees payable to the Subadviser as set forth under the heading "The Subadviser" on page 8 of the Prospectus are amended as follows:

                  0.05% on  assets  up to $250  million
                  0.04% on assets of $250 million up to $1 billion 0.03% on assets of $1 billion or more

         The second and third paragraphs under the heading "The Subadviser" on page 8 of the Prospectus are deleted in their entirety and are replaced with the following:

         Fund Asset Management, L.P. ("FAM"), P.O. Box 9011, Princeton, New Jersey 08543-9011, serves as subadviser to the Fund and has the responsibility for making all investment decisions for the Fund.

         FAM is a wholly-owned, indirect subsidiary of Merrill Lynch & Co., Inc. and is part of the Merrill Lynch Asset Management Group, which had approximately $520 billion in investment company and other portfolio assets under management as of August 1999. This amount includes assets managed for Merrill Lynch affiliates.

                     INVESTORS SHOULD RETAIN THIS SUPPLEMENT
                    WITH THE PROSPECTUS FOR FUTURE REFERENCE.